Decision entered into force on                                 DUPLICATE
June 2, 2003

                  [Official Seal of the Securities Commission]


                              SECURITIES COMMISSION


                                                      In Prague, on June 2, 2003
                                                           Ref.: 45/N/804/2003/2
                                                                 No. of pages: 5
                                                           No. of attachments: 1

                                    DECISION


The Securities Commission (the "Commission"), as an administrative authority for capital markets pursuant to Act No. 15/1998 Coll., on the Securities Commission and on Amendments to Other Acts, as amended, and as a state monitoring body pursuant to Act No. 530/1990 Coll., on Bonds, as amended (the "Act on Bonds"), and Act No. 591/1992 Coll., on Securities, as amended (the "Securities Act"), has decided on an application of a party to the proceedings, being CEZ, a. s., with its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No. 45274649, represented by virtue of a power of attorney dated May 15, 2003 by Ceskoslovenska obchodni banka, a.s., with its registered office in Prague 1 - Nove Mesto, Zip Code: 115 20, Na Prikope 854/14, Identification No. 0001350 ("Ceskoslovenska obchodni banka, a.s."), for approval of joint terms and conditions for a previously unspecified number of bond issues (the "bond program"), for approval of a prospectus for the bond program, and for consent pursuant to Section 9(16) of the Ministry of Finance's Decree No. 82/2001 Coll., stipulating the minimum particulars of a securities prospectus and an abridged securities prospectus ("MF CR's Decree No. 82/2001 Coll"), as regards a reduction of the volume of information on the activities and development of activities of the issuer contained in the securities prospectus, as follows:

I. Pursuant to the provisions of Sections 7 and 8 of the Act on Bonds, a bond program of the party to the proceedings, being CEZ, a. s., with its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No. 45274649, consisting in:

         maximum volume of outstanding bonds
         issued as part of the bond program:             CZK 30,000,000,000

         duration of the bond program:                   10 years

         maturity of any issue forming
         part of the bond program:                       10 years at the maximum

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is hereby approved;  also approved,  pursuant to Section 74(1) of the Securities
Act, is a prospectus prepared for the bond program. The approved prospectus for the bond program forms an integral part hereof.

II. Pursuant to the provisions of Section 75(4)a) of the Securities Act in conjunction with Section 9(16) of MF CR's Decree No. 82/2001 Coll., the party to the proceedings, being CEZ, a. s., with its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No.: 45274649, is hereby allowed to include in the prospectus for the bond program information pursuant to Sections 8 and 11 of the said Decree only pertaining to CEZ.

                                    RATIONALE

On May 19, 2003, the party to the proceedings submitted to the Commission an application for approval of a bond program (Ref. 7550/2003) within the meaning of Section 8 of the Act on Bonds and for approval of a prospectus prepared for such bond program. The application also contained attachments consisting in a notarized copy of an extract from the Commercial Register for Ceskoslovenska obchodni banka, a.s., a prospectus for the bond program prepared pursuant to MF CR's Decree No. 82/2001 Coll. (including the terms and conditions of the bond program), Articles of Association, an extract from the minutes of a regular meeting of the Board of Directors dated April 7, 2003 (containing a decision on the establishment of the bond program), and a Power of Attorney granted by the party to the proceedings to Ceskoslovenska obchodni banka, a.s. to deal with the Commission. The party further supplemented the prospectus by filing Ref. 8720/2003 dated May 30, 2003 with certain information on its activities; specifically with information related to the process of re-integration of the Czech power sector. On May 29, 2003, the party to the proceedings added a receipt confirming the payment of an administrative fee pursuant to items 63a) and c) of the tariff attached to Act No. 368/1992 Coll., on Administrative Fees, as amended (the "Act on Administrative Fees").

Pursuant to the provisions of Section 8(1) of the Act on Bonds, a bond issuer may apply for approval of joint terms and conditions of bonds to apply to a previously unspecified number of issues (bond program). The application must also contain the duration of the bond program and the maximum volume of outstanding bonds issued as part of the bond program. In addition to the joint terms and conditions of the bonds, the bond program that the party seeks to be approved also contains the above information. The party to the proceedings has determined the duration of the bond program to be 10 years and the maximum volume of outstanding bonds issued as part of the bond program to be limited to CZK 30 bn. When reviewing whether the joint terms and conditions of the bonds and the prospectus prepared for the bond program meet all requirements of the relevant provisions of the Act on Bonds (Section 3a) or the Securities Act and MF CR's Decree No. 82/2001 Coll., the Commission relied on the fact that the unabridged wording of the terms and conditions applicable to individual bonds issues as part of the bond program would always comprise joint terms and conditions listed in the prospectus and a supplement thereof for each specific bond issue. Having reviewed the joint terms and conditions, the Commission has arrived at the conclusion that they contain a significant part of the information required by the Act on Bonds, which may be jointly determined in advance for several issues being performed under the bond program.


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


Pursuant to the provisions of Section 8(3) of the Act on Bonds, approvals of bond programs are reasonably subject to the provisions of Section 7 of the Act on Bonds. Pursuant to Section 8(4) of the Act on Bonds, prior to each issue of bonds under a bond program, an issuer is obliged to prepare a supplement to the terms and conditions of bonds to contain a reference to the bond program and an amendment of the terms and conditions pursuant to Section 3a of the Act on Bonds, unless they are already contained in the bond program, and, if required, other specific terms and conditions of such issue, and apply to the Commission for approval. The issuer is obliged to publish the approved supplement in a manner identical to that of the bond program. The supplement to the terms and conditions of the bonds shall contain particularly such information which cannot be determined in advance in the joint terms and conditions (specifically, the principal amount and number of bonds in the given issue and their issue price, scheduling of the payment of bond yields or the maturity date of their principal amount, and other terms and conditions of bonds in individual issues).

Pursuant to the provisions of Section 1(3) of the Act on Bonds, bonds are subject to the provisions of the Securities Act, unless the Act on Bonds or other special regulations stipulate otherwise. Pursuant to the provisions of
Section 71(3)b) of the Securities Act, admission of a security to trading on the public market is conditional on approval of the respective prospectus by the Commission. Pursuant to the provisions of Section 71(3)c) of the Securities Act, a security may be admitted to trading on the public market, only provided that the respective prospectus has been published in compliance with the provisions of Section 77(1) of the Securities Act, and at least one day has elapsed after such publication. Pursuant to the provisions of Section 8(5) of the Act on Bonds, if a prospectus or an abridged prospectus has been published with respect to a bond program and bonds issued under the bond program are to be admitted to trading on the public market or publicly offered, an issuer or offeror may prepare a mere supplement to the original prospectus or abridged prospectus, instead of preparing a new one. The supplement to the prospectus or abridged prospectus must contain a reference to the original prospectus or abridged prospectus, specific terms and conditions of individual bond issues not listed in the original prospectus or abridged prospectus or the supplement to the terms and conditions, and any and all changes that have occurred in relation to information included in the original prospectus or abridged prospectus and that are apt to influence the precise and correct review of the quality of the bonds and their issuer. In addition to the supplement to the terms and conditions of the bonds, the party to the proceedings must also submit to the Commission (if the party to the proceedings decides to apply for admission of a bond issue under the bond program to trading on the public market) a supplement to the prospectus pursuant to Section 8(5) of the Act on Bonds specifying, inter alia, the public market where the bonds are to be traded. Otherwise, the party must specify in the supplement that it is not to apply for admission of the bonds for trading on the public market.

Legal requirements applicable to the bond program, which are contained in the provisions of Section 8 of the Act on Bonds, reveal that a review of whether or not the joint terms and conditions together with the supplement thereto within the meaning of Section 8(4) of the Act on Bonds meet all the requirements of the Act on Bonds is only possible based on a supplement to the terms and conditions prepared prior to the respective issue under the bond program. Such procedure applies mutatis mutandis when reviewing the completeness of a prospectus for the bond program and a supplement to the prospectus pursuant to Section 8(5) of the Act on Bonds.

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

The Commission has reviewed the joint terms and conditions of the bonds and the prospectus for the bond program, and hereby notes that both documents for the most part contain information required by the relevant provisions of the Act on Bonds, the Securities Act, and MF CR's Decree No. 82/2001 Coll. This involves information that may be determined jointly for a previously unspecified number of individual issues under the bond program. The Commission shall review whether or not the terms and conditions of bonds, or, if required, a prospectus, meet all the requirements as to their contents at all times upon the submission of the terms and conditions and the supplement to the prospectus prior to individual issues under the bond program.

Pursuant to the provisions of Section 76(2) of the Securities Act in conjunction with Section 1(3) of the Act on Bonds, the Commission does not review an application for approval of a bond program or the terms and conditions of bonds in terms of the truthfulness or preciseness of information contained therein. As a result, it has not reviewed the given information from the viewpoint of their correctness or authenticity.

In addition to the application for approval of the terms and conditions of bonds and the prospectus for the bond program, the party to the proceedings has also applied pursuant to Section 9(16) of MF CR's Decree No. 82/2001 Coll. for consent allowing it to supplement the prospectus for the bond program with information on activities and development of activities to the extent pursuant to Sections 8 and 11 of the above-specified Decree relating only to the party alone, rather than a conglomerate, a part of which it is. In the rationale of the said application, the party to the proceedings observed that due to the fact that it was an entity controlled by the National Property Fund of the Czech Republic (the "NPF"), its ability to influence the composition of the conglomerate was very limited and that it would have to give information on a number of companies from various economic sectors where the NPF holds a stake. Pursuant to an extensive interpretation of the definition of a conglomerate pursuant to Act No. 513/1991 Coll., the Commercial Code, as amended, the party would then have to provide information on all companies in which the state holds a stake. With a view to a number of companies interconnected in such way with the party to the proceedings, the preparation of the prospectus would be very time-consuming, feasible only with difficulties, and would not lead to the provision of a more complete overview of the economic situation of the party to the proceedings; rather than that, the prospectus would become less lucid to investors and more complicated in terms of a review of the party itself. The party to the proceedings further notes that the book value of stakes in companies where the party has controlling and significant influence and which, as of December 31, 2002, are not included in the consolidation group comprising CEZ, a.s., CEPS, a.s. and Severoceske doly a.s., was less than 1% (as of December 31, 2002) of the total assets of the party to the proceedings, and that the companies not included in the consolidation group represent in aggregate as of December 31, 2002, or, to be more precise, the year 2002, 0.57% of the shareholders' equity, or 1.59% of the financial results of the consolidation group, which would theoretically occur if all shareholdings were included in the consolidation. In light of the foregoing, the party to the proceedings believes that if the prospectus for the bond program contains information only on the issuer to the extent pursuant to Sections 8 and 11 of the Decree, no facts significant for the review of the issuer, the program or bonds being issued as part of the program will be concealed nor will the prospect represent false information.

Pursuant to the provisions of Section 75(4)a) of the Securities Act, the Securities Commission may approve reduction of a prospectus upon request, provided that the prospectus would not represent false information and that reduced will only be information with insignificant influence on the review of the issuer and the security issued or being issued by it, in particular in terms of a review of the issuer's situation as regards property, finances and yields and prospects for future development. Pursuant to the provisions of Section 9(16) of MF CR's Decree No. 82/2001 Coll., the Commission is authorized upon the issuer's request to allow the issuer to include in the prospectus information related only to its activities and development in its activities or that of the conglomerate, provided that no material facts are concealed.

When deciding on the consent pursuant to Section 75(4)a) of the Securities Act and Section 9(16) of MF CR's Decree No. 82/2001 Coll., the Commission made allowance for the current structure of the conglomerate in which the party to the proceedings participates and where the NPF enjoys a dominant position. In addition, the Commission took account of the fact that all material economic information pertaining to the subsidiaries of the party to the proceedings is listed in consolidated financial statements attached to the prospectus. In light of the foregoing and also due to the fact that the extent of information included in the prospectus would be enormous if it related to all persons comprising the conglomerate, which could impair the information value of the prospectus, the Commission has arrived at the conclusion that inclusion of information in the prospectus to the extent pursuant to Sections 8 and 11 of MF CR's Decree No. 82/2001 Coll. only relating to the party to the proceedings rather than the conglomerate in which the party participates will not cause any material information to be concealed, and that a requirement of the general clause as to the content and functions of the prospectus pursuant to Section 75(1) of the Securities Act will not be impaired. That is why the Commission decided to accommodate the application and made it possible for the party pursuant to Section 9(16) of MF CR's Decree No. 82/2001 Coll., to include in the prospectus information required by Sections 8 and 11 of the said Decree, such information to solely relate to the party to the proceedings.

As regards an obligation to pay a fee upon the filing of an application for approval of a bond program and a request for reduction of the prospectus, the Commission hereby notes that upon a request of the Commission, the party to the proceedings paid on May 28, 2003, to the Commission's account an amount of CZK 10,000 (item 63a) of the tariff attached to the Act on Administrative Fees), and CZK 3,000 for the filing of the request for reduction of the prospectus (item
63c) of the same tariff), i.e. CZK 13,000 in total.

With a view to all the facts stated above, the Commission has decided in the manner specified in the ruling hereof.

                                      NOTE

Within 15 days following its delivery, this decision may be appealed to the presidium of the Securities Commission, Washingtonova 7, P. O. Box 208, 111 21 Prague 1 through the Securities Issuing Department, which rendered the decision (Section 61(1) of the Administrative Code).


[signature]                                  [signature]
Mgr. Marek Spurny                            Mgr. Katerina Benesova
Head of the Securities Issuing Dpt.          Head of the Disclosure Duty Section


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